Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Petition of Winding Up Against the Company

On September 30, 2014, the board of directors (the “Board”) of Acorn International, Inc. (the “Company”), received a letter from Walkers, dated September 29, 2014 (the “Walkers Letter”), purporting to be on behalf of “Acorn Composite Corporation, a shareholder of the Company.” Acorn Composite Corporation is a company owned by Robert W. Roche, a director of the Company.

The Walkers Letter states that on September 29, 2014, Acorn Composite Corporation has presented to the Grand Court of the Cayman Islands a petition seeking a winding up of the Company and other remedies, and attaches a copy of the purported petition (the “Petition”).

The Petition seeks a winding up order on the grounds that, among other things, the Company, acting through certain of its directors, has acted in a manner prejudicial to and against the express directive of Acorn Composite Corporation and certain other putative shareholders of the Company.

As an alternative to a winding up order, the Petition also requests equitable relief from the Grand Court of the Cayman Islands, to cause the Company to (i) convene an extraordinary general meeting of its shareholders to consider and vote on various matters proposed by Acorn Composite Corporation in the Petition, including the removal of Messrs. Andrew Yan, Don Yang, Gordon Wang and Jing Wang as directors of the Company and the appointment of Messrs. Benjamin Johnson, David Leung, Yue-Sai Kan and Jong-Guang Pan as directors of the Company, and (ii) refrain from making any disposition of shares or assets in a manner prejudicial to Acorn Composite Corporation and certain other putative shareholders of the Company.

The Company is currently evaluating how the Petition impacts its operations and its actions in light of the Petition. The Company intends to rigorously contest any proceeding instituted on the basis of the allegations set forth in the Petition, whether in the Grand Court of the Cayman Islands or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: October 1, 2014

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